Exhibit 12(a)

NEXTERA ENERGY, INC. AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND
RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS(a)

Nine Months Ended September 30, 2018
(millions of dollars)
Earnings, as defined:
Net income	$5,475.3
Income taxes	1,604.8
Fixed charges included in the determination of net income, as below	853.7
Amortization of capitalized interest	20.6
Distributed income of equity method investees	241.8
Less equity in earnings of equity method investees	372.1
Total earnings, as defined	$7,824.1

Fixed charges, as defined:
Interest expense	$787.2
Rental interest factor	49.0
Allowance for borrowed funds used during construction	17.5
Fixed charges included in the determination of net income	853.7
Capitalized interest	61.6
Total fixed charges, as defined	$915.3

Ratio of earnings to fixed charges and ratio of earnings to combined fixed charges and preferred stock dividends(a)	8.55
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(a)
NextEra Energy, Inc. has no preference equity securities outstanding; therefore, the ratio of earnings to fixed charges is the same as the ratio of earnings to combined fixed charges and preferred stock dividends.